

Chip Davis · 3rd

Executive Vice President at Moxey

Baton Rouge Metropolitan Area · 22 connections · Contact info

Moxey

Experience

Executive Vice President
Moxey
Jun 2010 – Present · 10 yrs 9 mos

Interests

Moxey
165 followers

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